Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

November 12, 2010

VIA EDGAR and FEDERAL EXPRESS
Ms. Mary Beth Breslin, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Elite Energies, Inc.
       Registration Statement on Form S-1
       Filed July 16, 2010
       File No. 333-168184

Dear Ms. Breslin,

We are in receipt of your comment letter dated August 12, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary, page 1

1.
Revise to describe more specifically what you mean by “green energy business,” “green building materials,” “renewable energies,” “energy savings,” and other terms used in this section and elsewhere in your document.

ANSWER:	We have revised throughout to describe more specifically the meaning of the abovementioned terms and other terms used in this section and elsewhere in the document.

Risk Factors, page 2

2.	Please add a risk factor discussing the risk disclosed in Footnote 9 to your financial statements on page F-14.

ANSWER:
We have added a separate risk factor on page 2 to discuss the potential adverse effect our supplies of products may encounter in the People’s Republic of China due to the unique political, economic and social conditions of China.

3.	Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to register a class of securities, please:

•	disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and
•	explain the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.

ANSWER:	We intend to file a Registration Statement on Form 8-A upon the effectiveness of this Form S-1 to register our common stock pursuant to Section 12(g) of the Exchange Act.

Determination of Offering Price, page 6

4.
Please clarify how the offering price of the shares of your common stock have been determined arbitrarily, given that (1) you state that the offering price of the shares of common stock was determined based upon the original purchase price paid by certain selling shareholders plus an increase based on the fact that the shares will be liquid and registered and (2) the factors you list in the second sentence of the second paragraph of this section.

ANSWER:
We have revised to clarify that the offering price of our common stock was not determined arbitrarily but based upon the original purchase price paid by certain selling shareholders in a private placement plus an increase. We have also clarified that facts considered in determining our offering price include our financial condition and prospects, our limited operating history and the general condition of the securities market.

5.
Please clarify the use of the term “liquid” in the first paragraph of this section, given your statement on the prospectus cover page that in the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

ANSWER:	We have revised the sentence to “…and become freely tradable if our common stock is successfully listed on a public exchange.”

Dilution, page 6

6.	Please compare the offering price with (1) the price(s) at which your officers, directors, promoters and affiliated persons acquired their shares, and (2) your net tangible book value per share.

ANSWER:
We have revised this section to compare the offering price with (1) the price(s) at which your officers, directors, promoters and affiliated persons acquired their shares, and (2) your net tangible book value per share.

Selling Shareholders, page 6

7.
Given the nature and size of the transaction being registered for the selling shareholders relative to the number of outstanding shares held by non-affiliates, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

ANSWER:
The Company believes that the proposed offering being registered under the Registration Statement is appropriately characterized as secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Despite the size of the transaction being registered, we do not believe that it should be characterized as a primary offering for which Rule 415 would not be available for the following reasons:

Rule 415(a)(1)(i) states in relevant part as follows:

 “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

The resale Registration Statement covers a total of 9,640,955 shares consisting of (i) 4,007,622 shares of our common stock held by 39 shareholders which were sold in our Regulation D Rule 506 and/or Regulation S offering completed in March 2010, (ii) 2,200,000 shares of our common stock held by our founders, officers and directors and their affiliates, (iii) 2,283,333 shares of our common stock that sold in our private offering from March 2009 to March 2010 and (iv) 1,150,000 shares of our common stock that purchased from our directors. None of the selling stockholders is a subsidiary or parent company of the Company. The Company will not receive any of the proceeds of the offering by the selling stockholders. In addition, the Company has no arrangement, express or implied, with any of the selling stockholders for the purpose of selling any shares of common stock or with respect to the use of proceeds therefrom.

The factors set forth in the Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) No. D-29 weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering.

The Company believes that the factors set forth in Telephone Interpretation No. D-29 are relevant to the transaction covered by the Registration Statement and weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering rather than a primary offering.

The Staff noted in Telephone Interpretation No. D-29 that if an “offering is deemed to be on behalf of the issuer, the Rule [415] will in some cases be unavailable” and “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. ” (emphasis added). The Company has examined each of the enumerated factors in Telephone Interpretations No. D-29 and believes that the facts demonstrate that the selling stockholders are engaged in secondary resales and are not, and were not, acting as underwriters. Below is the discussion relative to the number of outstanding shares held by non-affiliates:

The Amount of Shares Involved

As of the date hereof, we had 26,340,955 shares of common stock outstanding. The selling stockholders seek to register 9,640,955 shares of common stock, or approximately 36.6% of the outstanding shares.

The issue raised by the Staff is whether the offering described in the Registration Statement should be viewed as a secondary or primary offering due to the number of shares being registered. Although we understand that the Staff is particularly concerned about transactions in which an inappropriate percentage of outstanding securities are being registered, we do not believe that the percentage of our outstanding common stock that is being registered for resale under the Registration Statement should prevent us from relying on Rule 415(a)(1)(i). Instead, we believe that it is typical and reasonable for a Company, like us, with completed private placements, to register an amount of shares exceeding 1/3 of its outstanding, non-affiliate shares.

As we disclosed in the Registration Statement, the 4,007,622 shares and 2,283,333 shares of our common stock registered herein were sold in our private offering, and 1,150,000 shares of our common stock were purchased from our directors; which constitute 7440,955 out of 9,640,955 shares to be registered were acquired by the selling stockholders listed in the Registration Statement. The large number of shares being issued in the private placement transaction was driven primarily by our capital needs for further business development based upon the best per share price that we were able to negotiate under the circumstances. Given the fact that 7440,955 out of 9,640,955 shares (approximately 77%) to be registered in the Registration Statement were issued in connection with the private placements or share purchase transaction, we believe that the amount of shares to be registered under the Registration Statement are appropriate and Rule 415 should be applicable in our case.

Given the breadth of holdings of the selling stockholders, and the lack of affiliation of most of the selling stockholders with us, as well as the other factors described above, we respectfully submit that no selling stockholder is acting as a conduit of the Company. Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s issuances of its common stock in various transactions.

8.	Please tell us whether the selling shareholders are broker-dealers or affiliates of a broker-dealer.

ANSWER:	None of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

9.
With respect to each entity listed in your table, please revise to identify the natural person(s) who have or share voting and/or dispositive power over the shares held by that entity.  In this regard, please revise footnotes 7, 8, and 9 to clarify whether the natural persons identified have or share voting and/or dispositive power over the shares being offered for resale by that entity, and ensure that each individual who has or shares that power is identified in the footnote.  To the extent those entities’ shares are controlled by persons who are also listed in the table or in the table on page 23, please revise those tables as necessary to ensure that those persons’ ownership figures include the entities’ shares.  Refer to Rule 13d-3.

ANSWER:
We have revised the footnote to identify the natural persons with voting and dispositive power over the shares owned by each entity as mentioned above. We have also revised the table to include each entity’s shares in the natural person’s beneficial ownership.

10.
It appears from your selling shareholders table that several of your selling shareholders may be relatives.  Please revise to ensure that your tables here and on page 23 reflect securities held in the name of a selling shareholder’s spouse or minor child as being beneficially owned by that shareholder.  Refer to Securities Act Release 33-4819 (Feb. 14, 1966).  For instance, it does not appear that Emily Lee’s shares are included in the number of shares beneficially owned by Tony Lee as reported in the table on page 23, despite the relationship indicated in footnote 10 to the selling shareholder table.

ANSWER:
We have revised the disclosure on page 23 to include the shares beneficially owned by that shareholder either directly or indirectly owned through other entity or through husband and wife relationship.

11.	Please tell us how each stockholder mentioned in this section as having transferred your securities did so without registration under the Securities Act.

ANSWER:	The selling shareholders transferred the shares pursuant to Section 4(1) of the Securities Act of 1933.

Plan of Distribution, page 9

12.
Please tell us the reason for the disclosure in the last paragraph on page 10 given your statement on page 11 that you do not have any warrants or options outstanding.  Please also apply this comment to the fourth paragraph on page 23.

ANSWER:	We do not have any warrants or option outstanding. We have deleted the statement on Page 10 and page 23.

Description of Securities to be Registered, page 11

13.
The statement that all outstanding shares of your common stock are fully paid and non-assessable appears to be a legal conclusion that you are not independently qualified to make.  If you elect to retain this disclosure, please revise to identify the counsel that has made the conclusion and file counsel’s consent to be named in this section as an exhibit to the registration statement.

ANSWER:	We have deleted the statement that all outstanding shares of our common stock are fully paid and non-assessable.

14.	Please clarify the reference to a private placement in the fourth paragraph of this section.

ANSWER:	We have deleted the reference to the private placement in this section.

Description of Business, page 11

15.	We note that you were originally formed on March 28, 2008 as Global ePlatform Technologies, Inc. Please revise to describe Global ePlatform’s operations, if any.

ANSWER:	We have disclosed in the S-1/a on page 11 that we did not have any operation since our incorporation as Global ePlatform Technologies, Inc. until our corporate name was changed to Elite Energies, Inc.

16.	Please revise to significantly expand your discussion of your current products and services and clarify what your business is. For example, please:

•	explain how you generate revenue, whether from licensing, manufacturing, distribution, marketing services or through other means;

•	explain how your subsidiary, Elite Renewable Energies Technologies, Inc. invests and operates joint ventures and provide an explanation of these joint ventures;

•	explain what the Elite Energies Distribution program is and discuss what the “new distribution channels” are that you are seeking to create;

•	explain what your relationship is with Quality Green Building Supplies, Inc. and provide an explanation of Quality Green Building Supplies, Inc.’s business;

•	explain whether you will produce your own products or if you will distribute products produced by third parties; and

•	clarify what stage of development your business is in.

These are merely examples. We may have further comments on review of your revised disclosure.

ANSWER:	Below is our repose to each of the questions:

(1) The revenue is generated from distribution, selling products and marketing services.
(2) We have revised to clarify that ERET does not currently invest or operate any joint ventures. ERET does, however, invests and operates subsidiaries with distributors and lighting manufacturers.
(3) We have explained and discussed in the Registration Statement the “new distribution channels” that we are planning to create.

(4) Elite Energies owns 50.52% of the equity interest of Quality Green Building Supplies, Inc. All of the QGBS shareholders are part of Elite Energies shareholders. QGBS distributes and sells environmental friendly and non-toxic building materials.
(5) We are currently not producing any of our own products.  At this time, we are distributing products produced by third parties.
(6) We have revised to clarify that the Company is still in an early stage of development.

17.	Please describe the effect of existing governmental regulations on your business. For example, we note Note 9 to the consolidated financial statements on page F-14.

ANSWER:
We have revised to clarify that although our business is subject to risks including governmental regulations, there are no existing China regulations on the lighting industry and we will have no control over future regulations made by the government.

Products Offered and Their Market Size, page 12

18.
We note your reference to web site addresses in this section.  Please refer to footnote 41 and the related text in Release 34-42728 (April 28, 2000) regarding your obligations, including filing requirements, when you use web site addresses in your document.

ANSWER:	We have deleted the paragraph referring to the website address in order to be consistent with answers to Comment 19 as provided below.

19.	Given the status of your business, please provide us with the basis for:

•	your statement in the second paragraph on page 13 that you are planning to penetrate 1% of the total green building materials market, and

•	your statement in the ninth paragraph on page 13 that your business model is considerably different from other traditional building material wholesalers.

       Provide us with any independent, objective data that you have that supports the claim. Also tell us why, given the status and current scope of your business, you believe it is appropriate to include statistics relating to the size and growth rate of the worldwide “green building materials” market on page 12.

ANSWER:
We have revised to clarify that we are planning to get involved with the sales of LED, rather than “penetrate 1% of the total green building materials market.” We have also deleted the ninth paragraph on page 13 and the paragraph referring to the website address.

Lighting Products, page 13

20.
Given your statements on pages 12 and 15 that you do not plan to “invest [your] resource into lighting manufacturing” or “invest into R&D on lighting manufacturing” until after the success of your green building material supplies operation, please:

•	reconcile your disclosure with your statement on page 13 that you “are accessing” low frequency induction lamp technology, which implies you are currently investing in lighting manufacturing; and

•	tell us why it is appropriate to include the discussion in the second, third and fourth paragraphs in this section of the market size and demand for LED lighting fixtures or induction lamps.

ANSWER:	We have revised throughout this S-1/A to clarify that we are not planning to invest or currently investing in the induction lamp industry. We have also deleted the “Lighting Products” section.

Description of Property, page13

21.
Please reconcile the disclosure here implying that Quality Green Building Supplies, Inc.’s office and warehouse lease has expired with the disclosure on page F-11 indicating that the warehouse lease expires on October 31, 2012.

ANSWER:	We have reconciled the disclosure to make it consistent that the warehouse lease will expire on October 31, 2012.

Available Information, page 14

22.	Clarify your reference in the second paragraph to the informational requirements of the Exchange Act.

ANSWER:	We have revised the Registration Statement to clarify that the Company is subject to the informational requirements under Section 14 of the Exchange Act.

Financial Statements, page F-1

23.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

ANSWER:	We have updated the financial statements in this S-1 amendment to include the June 30 financial statements of the Company.

Report of Independent Registered Public Accounting Firm, page F-2

24.	Please revise the audit report to include the conforming signature of the independent registered public accounting firm as required by Article 2 of Regulation S-X.

ANSWER:	We have revised the audit report to include the conforming signature of the independent registered public accounting firm as required by Article 2 of Regulation S-X.

Consolidated Balance Sheets, page F-3

25.
Please revise the equity section of your balance sheet so it is consistent with the guidance in FASB ASC 810-10-45-16 and 810-10-55-41.  In that regard, your stockholders’ equity should separately disclose the equity attributed to your stockholders and to the non-controlling interest.  You should also present a total for stockholders’ equity that includes both controlling and non-controlling interests.

ANSWER:
We revised the equity section of balance sheet per SEC’s comment in the Company’s amended No. 1 S-1 fillings. Further, we inserted a column name “Total Elite’s Stockholders’ Equity” in the Consolidated Statements of Stockholders’ Equity on page F-4, to be consistent with the presentation of balance sheet.

Consolidated Statements of Operations, page F-4

26.	Please tell us where you have included the financial statement information for comprehensive income (loss) required by FASB ASC 220-10-45.

ANSWER:
Under ASC 220-10-15-3, “An entity that has no items of other comprehensive income in any period presented. In such cases, the entity is not required to report comprehensive income.”  During the periods of financial statements presented, Elite settled all the transactions in U.S. dollars (included the purchases from suppliers in PRC, thus, Elite did not have foreign currency gain/loss or any other comprehensive income, therefore, no statement of comprehensive income was presented.

Consolidated Statements of Cash Flows, page F-6

27.
A statement of cash flows presented on the indirect method should begin with net income or loss.  We note that “Net Loss” disclosed on page F-6 is Net loss attributable to Elite Energies, Inc.  The net income as defined in FASB ASC 810-10-45-19 should include results attributed to both controlling and non-controlling interests.  Please revise your presentation to be consistent with the guidance in FASB ASC 810.

ANSWER:	We have revised the presentation of “Net Loss” in this amended S-1.

28.	Please tell us the difference between common stock and common stock in subsidiaries.

ANSWER:
The common stock in subsidiaries of $230,000 at the end of 03/31/2010 was the cash contributed by the noncontrolling interest shareholders of QGBS for the issue of QGBS common stocks, we renamed this item to “Proceeds from issue of shares to noncontrolling interest” under financing activities in this amended S-1.

Note 1.  Summary of Organization, page F-7

29.	We see that you consolidate QGBS due to the majority ownership (50.52%) and control over that entity. Please provide us the following:

•	A full description of the facts and circumstances related to your investment in that entity on which your accounting conclusion is based. Fully describe your ownership rights.

•	How you determined that you control QGBS.

•	A description of the ownership rights of the minority interest in QGBS.

ANSWER:	Below is our answer:

(1)	As Elite Energies is the majority shareholder of QGBS, all the shareholders of QGBS are also the shareholders of Elite Energies.

(2)	We hold 100% ownership of ERET and ERET owns 50.52% of QGBS.

(3)	As minority interest of QGBS, it will follow the instruction of Elite Energies decision.

30.
We note the discussion on pages 12 and F-7 that you paid $330,000 in August 2009 to acquire 50.52% of QGBS and that the financial statements of QGBS are included in your consolidated financial statements because of the majority ownership in and control over that entity.  Please revise to disclose how you are accounting for the acquisition of QGBS.  Please refer to the guidance in FASB ASC 805.  In addition, tell us where you have included the disclosures required by FASB ASC 805-10-50.

ANSWER:
We added a new footnote 3 of financial statements “quality green buildings supplies, Inc.” in the Company’s amended No. 1 S-1 filings, which disclosure how we are accounting for the acquisition of QGBS and included the disclosures required by FASB ASC 805-10-50-2.

31.
With regard to the acquisition of QGBS tell us how you complied with the guidance in Rule 8-04 and 8-05 of Regulation S-K with regard to the separate financial statements of the business acquired and the pro forma financial information showing the effects of the acquisition or why you believe that these financial statements are not required.

ANSWER:
As explained in our new footnote 3 of financial statements “quality green buildings supplies, Inc.” in the Company’s amended No. 1 S-1 filings: the acquisition of majority ownership of QGBS through ERET was accounted for as a business combination. This business combination did have a material impact on Elite’s consolidated financial statements. However, prior to the date of the business combination, only cash and capital contributions from the founders were in the QGBS’s balance sheet and no actual operation by QGBS. Further, QGBS began to be in actual operation after ERET owned the majority of shares, therefore, pro forma statements of income reflecting the combined operations of Elite for year ended March 31, 2010 deem not necessary as the results was the same as the actual statements of operation was presenting.

Note 2. Summary of Significant Accounting Policies

Revenue and Cost Recognition, pge F-7

32.
You state that your revenue practices are in accordance with ASC 605.  Please revise to disclose your revenue recognition policies for each of your significant products and services and clearly disclose how you apply each of the revenue recognition criteria for each type of revenue you recognize.  For instance, describe what you consider to be pervasive evidence of an arrangement, clarify when title passes and identify when you consider delivery to have occurred.  Please also expand your revenue recognition policy to include a discussion of any post shipment obligations, discounts, rebates or other sales incentives and how these are considered in your revenue recognition policy.

ANSWER:	We revised the wordings of Revenue recognition per SEC’s comment in this amended S-1.

Revenues
The Company sells lighting products, fixtures and environmental friendly building materials. The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of merchandise occurs through the transfer of title and risks and rewards of ownership, the selling price is determinable, and collectability is reasonably assured. The majority of the sales contracts transfer title and risk of loss to customers upon receipt. Sales agreements typically do not contain product warranties except for return and replacement of defective products within a period generally ranging from 7 days to 30 days from delivery. Revenues are primarily recognized upon shipment. The amounts of sales discounts, rebate or other sales incentives are reduced from the gross sales to record on a net basis.

33.
Please clarify whether you sell products to distributors.  If so, please tell us about the significant terms and conditions of those sales.  Demonstrate that it is appropriate to recognize revenue on distributor transactions prior to sell through by the distributor. Also confirm that there are no instances where receivables from distributors are not due and payable until goods purchased from you are sold by the distributor.

ANSWER:	The Company is operating as a wholesaler, which sells the merchandise to customers and did not sell products to distributors during the periods of financial statements presented.

34.
Tell us whether you provide a warranty with product sales.  If so, tell us and revise to disclose how you account for warranty obligations.  Please also provide the disclosures set forth in FASB ASC 460-10-50-8, as applicable.

ANSWER:
Currently, the Company is operating as a wholesaler and does not produce its own brand’s products, thus, when a customer request for a replacement of a product due to that product is defect, then the Company will replace the customer with identical items and then issue Return Merchandise Authorization (RMA) to manufacturing. Hence, the Company does not have any actual obligations from this kind of replacement and does not consider this kind of replacement is a warranty since the Company does not have further performance after the sale has taken place. Therefore, the Company considers that no disclosure is needed.

Inventory, page F-8

35.	Please revise to clarify the nature of the inventory “in transit.”

ANSWER:
We revised the wording in the Company’s amended No.1 S-1 filings as following: “The inventory in transit is the Company’s inventory that is purchased from the vendors and the title has transferred to the Company but is in the possession of the carrier.”

Note 10.  Related Party Transactions, page F-14

36.	Please tell us why you have not included the significant related party transactions on the face of your financial statements as required by Rules 4-08(K) and 5-02 of Regulation S-X.

ANSWER:
We revised the face of the balance sheet and statements of operation, which list the amounts of significant related party transactions in accounts receivable, accounts payable, and accrued expenses in the balance sheet and revenue from related parties in the statements of operation in the Company’s amended No.1 S-1 filings.

Management Discussion and Analysis, page 15

Plan of Operations, page 15

37.
Please revise disclose your specific plan of operation over the next 12 months, including your plans and necessary funding to fully develop your products and services and the expected sources of funding.  The funding that ERET will provide to distributors should be discussed and quantified.  In addition, discuss the provisions of the three year buy back of any or all of the interest of the distribution center.

ANSWER:
We have revised to disclose our specific plan of operation over the next 12 months and to clarify that ERET will provide product information, marketing and sales material, but will not provide any funding, to Elite Energies Distributors. We have also deleted the provisions of the three year buy back of the interest of the distribution center.

Revenue, page 16

38.	Please revise your discussion of revenue on page 16 to clearly discuss the specific products or services that contributed to the increase in revenue each period.

ANSWER:
We have revised to disclose that “The increase of our revenue was mainly attributable to the acquisition of QGBS, which contributed the majority of our revenue in the period: $246,689 sales revenue on hardwood floor and $63,009 sales revenue on sink to the customers.”

Liquidity and Capital Resources, page 17

39.
Please revise to quantify the expected cash necessary to fund your operations and cover anticipated capital expenditures, working capital and other capital requirements over the next twelve months and the expected sources of your expected funding needs.

ANSWER:	We have revised to quantify the expected cash necessary to fund our operation and cover anticipated capital expenditures over the next twelve (12) months in the amended S-1 filings.

Critical Accounting Policies, page 17

40.
We note that you reference the summary of significant accounting practices included in Note 2 of your financial statements here.  Please note that the disclosures under Critical Accounting Policies are different than that those included in Note 2 and should discuss your use of significant estimates and a discussion of the methodology and judgment used by management in determining these particular estimates and the likelihood that materially different amounts would be reported under different conditions or using different methods/estimates.  Refer to the guidance provided in FR-60 and FR-72.

ANSWER:	We revised the disclosures per SEC comment in the Company’s amended No.1 filing as referred to the guidance provided in FR-60 and FR-72.

Directors, Executive Officers, Promoters and Control Persons, page 19

41.	Please substantially revise your disclosure in this section to:

•
ensure you have disclosed the principal occupations and employment for each person for the past five years.  For example, you have not disclosed the dates when Mr. Luo was the Vice President of Operation at Honway International, the dates from which Mr. Wan has been managing an accounting firm and been the CFO of Atman Hospitality Group, the period during which Ms. Cheung “set up and operated various businesses” or the period during which Mr. Lee acquired “over 10 years of operation and marketing experience.”

•
ensure you have provided a brief explanation as to the nature of the responsibilities your directors and officers undertook in their prior positions so investors have adequate information concerning their prior business experience.  For instance, we note your disclosure that Mr. Ma “and other investors” formed a corporation in 2000 and that Mr. Lee, Mr. Lim and Mr. Jiang each founded companies, but it is not clear what their responsibilities were at those companies and whether they were principally occupied at those companies.  Also, it is not clear what you mean by your statement that Mr. Luo “worked closely with” Mr. Ma and played an “instrumental role in bringing Apextalk public,” what Mr. Xu’s responsibilities were at Suncrest, Inc., or what Ms. Cheung’s and Mr. Lee’s involvement in and responsibilities to the referenced investments are; and

•
ensure you have provided the names and principal businesses of any corporation or other organization in which such occupations and employment were carried out.  For instance, we note no organization was identified in Ms. Cheung’s background disclosure, and the principal businesses of numerous other organizations were not disclosed.

      Further, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.  See Item 404(e)(l) of Regulation S-K.

ANSWER:	We have revised to discuss the specific experience, qualifications, attributes or skills of our directors accordingly.

42.
With a view toward clarified disclosure here and elsewhere in your document, tell us whether the business established by Mr. Lim in 2006 is related to Quality Green Building Supplies, Inc. in which you have a 50.52% equity stake.

ANSWER:	Mr. Lim’s operation in Oregon has no connection with Quality Green Building Supplies, Inc.

43.
We note that many of your executive officers are currently employed in and/or are officers of other companies.  Please revise to disclose the approximate percentage of time that your executive officers intend to devote to your business.  Please add a risk factor, if appropriate.

ANSWER:	We have revised to disclose the approximate percentage of time that our executive officers intend to devote to our business.

Certain Relationships and Related Transactions, page 23

44.	Please revise to disclose the names of the related persons discussed in this section. See Item 404(a)(l) of Regulation S-K. Please also file the agreements that govern these transactions as exhibits.

ANSWER:
We have revised to disclose the names of all related persons discussed in this section in compliance with Item 404(a)(l) of Regulation S-K. We have also filed the agreements governing these transactions, if applicable, as exhibits.

Recent Sales of Unregistered Securities, page 26

45.
We note your disclosure that you relied on exemptions from registration pursuant to Rule 506 “and/or” Regulation S for the offering described in the third paragraph.  Revise to clarify on which exemption you relied.  Also, in your response, provide us with a detailed analysis of the basis for your claim.

ANSWER:
We have revised to clarify that we relied on exemptions from registration pursuant to both Regulation D Rule 506 and Regulation S for the offering described above. Basis for our disclosure are set forth as follows:

Regarding the registration exemptions pursuant to Regulation D Rule 506, the shareholders who received the securities in such instances made representations that (a) the shareholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the shareholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the shareholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the shareholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the shareholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

The offering to three of the investors are also exempted from registration pursuant to Rule 903(a) and Rule 903(b)(3)(iii) of the Regulation S of the Securities Act due to the fact that (1) the three investors are foreign residents and the offer and sale occurred outside the United States; (2) the three investors have certified that the sale was  not  made for the account or benefit of a U.S. person; (3) the three investors have  agreed  not  to  resell,  and  we are required to refuse to register the transfer of any resale of, the securities except in accordance with the  provisions  of  Regulation  S,  or pursuant to registration or an available exemption  from  registration; (4) the three investors have agreed not to engage in hedging transactions  regarding  the securities unless in compliance with the Securities Act; and (5) the securities contain a restrictive legend prohibiting transfer except in accordance with Regulation S.

Exhibits

46.
Please ensure that you file all material contracts.  For example, please file the contract between Elite Renewable Energies Technology, Inc. and Quality Green Building Supplies, Inc., Quality Green Building Supplies, Inc.’s lease agreement for its warehouse and office, your lease agreement for your business office and any employment agreements with your executive officers.

ANSWER:	We have filed all material contracts, including all lease agreements for our business office. We do not have employment agreement with our executive officers.

47.	Please include updated accountants’ consents with any amendment to the filing.

ANSWER:	We have included updated accountant’s consent to the amendment to this Form S-1.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Elite Energies, Inc.

By: /s/ Spencer Luo
Spencer Luo
President and Chief Executive Officer